Exhibit 99.1

GoldMining Issues Mid-Year 2026 Shareholder Update

Vancouver, British Columbia – June 25, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to provide the following message from the President and CEO of GoldMining to update shareholders on the Company’s recent progress in advancing and unlocking value from its portfolio of assets, while enhancing its balance sheet that includes cash and publicly traded securities.

Key First-Half 2026 Highlights:

Balance Sheet Strength: The Company has no debt and holds approximately US$185 million1 in cash and publicly traded securities, the balance of which almost equates to the entire market capitalization of GoldMining.

Unlocking Project Value: GoldMining delivered two robust preliminary economic assessments (“PEAs”) this year, at the São Jorge and La Mina Projects, conceptually demonstrating a modelled post-tax net present values at a 5% discount rate (NPV5%) of US$532 million and US$1.0 billion, respectively. In addition, GoldMining’s 74%-owned subsidiary U.S. GoldMining Inc. (“U.S. GoldMining”) also released an initial PEA on its 100%-owned Whistler Gold-Copper Project with a conceptual NPV5% of US$2.0 billion2.

Active Catalyst Engine: GoldMining is not just a resource holder; it is currently turning three drill rigs across its portfolio in Brazil and Colombia, with additional drills mobilizing in Alaska (through U.S. GoldMining), to actively pursue resource growth through the drill bit and drive near-term catalysts.

Embedded Optionality: The Company maintains a large global resource base, including 13.1 million gold equivalent ounces (oz AuEq) in the measured and indicated categories, plus an additional 9.0 million oz AuEq in the inferred category, with ongoing initiatives to surface value from its potential district-scale assets such as the high-grade Yellowknife Gold Project in Canada.

The PEAs are preliminary in nature, and there is no certainty that the reported results will be realized. The PEA for the São Jorge and La Mina projects includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that any of these PEAs, including the conceptual economics set out therein, will be realized.

To Our Shareholders, Stakeholders and Partners,

The first half of 2026 has been a transformative period for GoldMining. While the broader gold market has provided a strong macroeconomic tailwind, our focus has remained entirely on internal growth: systematically engineering, quantifying, and unlocking the fundamental value residing within our portfolio.

For years, the market has viewed GoldMining primarily through the lens of our gold-focused multi-million ounce resource base. While we are proud of that foundation, which we strategically assembled in years of much lower gold prices, our execution so far this year has proven that we are not just a resource holder – we are an active, catalyst-driven developer with the team, the capital and the capacity to rapidly advance our premier assets. To help illustrate that, we currently have three drills turning within our portfolio, including two in Brazil (São Jorge) and one in Colombia (Yarumalito), plus additional drills mobilizing in Alaska (through U.S. GoldMining).

1 Cash holdings as at February 28, 2026. Publicly traded security values are based on the closing prices of such shares on June 24, 2026, and, where applicable, utilizing a USD:CAD exchange rate of $1.42.

2 See the Company’s technical reports titled “NI 43-101 Technical Report and Preliminary Economic Assessment of the La Mina Gold-Copper Mineral Deposit, Antioquia, Republic of Columbia” dated effective April 22, 2026, technical report titled “Whistler Gold-Copper Project, NI 43-101 Technical Report and Preliminary Economic Assessment” dated effective March 2, 2026 and the Company’s news release dated June 11, 2026, each of which are available under the Company’s profile at www.sedarplus.ca, for further information.

As we look forward to the second half of the year, I want to highlight the three core pillars driving our strategy:

1.	The Value Proposition

We maintain one of the more robust balance sheets in the junior mining sector. We currently have no debt and hold cash and publicly traded securities of approximately US$185 million. This includes our strategic equity holdings in U.S. GoldMining, Gold Royalty Corp., and NevGold Corp. To put it in context, our market capitalization was US$191 million as at market close on June 24, 2026.

Standing behind that balance sheet is our 100%-owned global gold and gold-copper portfolio. This includes a global resource base of 13.1 million oz AuEq in the measured and indicated categories, plus an additional 9.0 million oz AuEq in the inferred category. Within this portfolio, we recently delivered robust PEAs at each of our São Jorge and La Mina Projects, conceptually setting out NPV5% values of US$532 million and US$1.0 billion, respectively for the projects, calculated at projected gold prices significantly lower than current spot prices. Our focus for the remainder of 2026 is executing the catalysts required to drive market recognition of these underlying project economics.

2.	The Team and Capacity to Advance Rapidly

The sheer volume of technical work delivered by our team over the last few months underscores our internal execution capacity. We successfully delivered two PEAs for our São Jorge and La Mina projects, fundamentally demonstrating that both resource-stage assets have the potential to become economic, buildable mines.

At São Jorge in Pará state, Brazil, our PEA outlined a robust conceptual NPV5% of US$532 million. More importantly, it features an initial capital requirement, including 25% contingency, of just US$202 million – a very attractive 2.6x base-case NPV5% to initial capital ratio. In an era of increasingly higher capital requirements, São Jorge represents a project with high capital efficiency and infrastructure advantage supported by the Project’s ideal location, situated adjacent to existing power lines, paved highways, and an available skilled workforce. The PEA modelled robust internal free cash flow supported by a stable gold production profile averaging over 50,000 ounces per year for an initial mine life of nearly 11 years, with active exploration currently underway across a prospective regional-scale land package.

3.	Advancing a World-Class District in Colombia

A cornerstone of our value building strategy lies in the prolific Mid-Cauca Belt of Colombia, a world-class geological trend that hosts some of the most significant gold-copper discoveries in the last decade. It is within this fairway that GoldMining has consolidated a significant, district-scale footprint comprising the La Mina, Titiribi, and Yarumalito projects. On top of the geological potential and resource base, we are also highly encouraged by the recent federal election results and the progressive path forward for Colombia.

Our strategy here is anchored by the strong economics of the recent La Mina PEA. The study sets out a base-case conceptual NPV5% of US$1.0 billion with a rapid 2.7-year payback. La Mina is a blueprint for internal value creation, demonstrating robust economics driven primarily from gold, but also with meaningful copper, right in the center of our Colombian portfolio.

La Mina is just one piece of our Colombian portfolio. At our nearby Yarumalito project, our fully-funded 1,200 metre drill program is currently underway. The drill is actively testing high-priority targets within the mineralized porphyry unit – building upon significant historical intercepts to aggressively expand the district’s resource footprint. Neighbouring projects include Aris Mining Corporation’s Marmato Gold Mine and Collective Mining Ltd.’s Guayabales Project. By advancing further exploration and more detailed engineering studies, our team is uniquely positioned to potentially unlock district-scale synergies that single-asset developers cannot match.

Looking Ahead to the Second Half of 2026

The seeds planted over the last decade are reaching harvest. In the second half of 2026, investors can expect a steady flow of potential catalysts. From ongoing drill results at Yarumalito and São Jorge to advancing towards pre-feasibility and permitting initiatives at São Jorge, our activities are designed to de-risk our assets with the goal of building fundamental value for shareholders. In parallel, we continue to assess opportunities to unlock value from non-core properties with third parties seeking to add quality projects to their areas of focus.

Further, we maintain optionality in tier-one jurisdictions, highlighted by our high-grade Yellowknife Gold Project in Canada, which hosts the historic past-producing Discovery Mine. On top of our focused development activities, we are continuously evaluating opportunities to unlock value from Yellowknife and our other properties.

GoldMining shareholders maintain unprecedented, multi-jurisdictional leverage to discovery and development through our 100%-owned projects, and through our approximate 74% ownership in U.S. GoldMining to the exploration program and advancement of prefeasibility activities following their own PEA with a US$2.0 billion NPV5% on the Whistler Gold-Copper project in Alaska.

We thank you for your continued trust and support as we enter this exciting phase of value realization.

Sincerely,

Alastair Still, President and CEO
GoldMining Inc.

Qualified Persons

Imola Götz, M.Sc. P.Eng., F.E.C., Vice President, Project Development of the Company and a Qualified Person, as such term is defined in National Instrument 43-101 ("NI 43-101"), has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

For further information regarding the mineral resource estimates contained herein, please refer to the Company’s global resource table at https://www.goldmining.com/projects/global-resource-statement/, including information regarding individual metal equivalents and underlying assumptions, and references to the relevant technical reports and the technical reports referenced therein.

Disclosure regarding the Company’s Projects, including the PEAs and mineral resource estimates included herein, has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "indicated " mineral resource and "inferred " mineral resource are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Investors are cautioned not to assume that all or any part of "measured" or "indicated" mineral resources will ever be converted into "reserves". Investors should also understand that "inferred " mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "inferred" mineral resources may not form the basis of feasibility or pre-feasibility studies except in rare cases.

For further information regarding the Company's projects and the resource estimates disclosed herein, please refer to the Company's most recent Annual Information Form and the technical reports filed under the Company's profile at www.sedarplus.ca and www.sec.gov.

Forward-Looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to the results of the PEAs, the Company’s plans and expectations, future opportunities and the Company’s business strategies and plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.